

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Via Email

Dan Furlong
Chief Executive Officer
AcroBoo, Inc.
3000 Bayport Drive, Suite 250
Tampa, Florida 33607

> **Re: AcroBoo, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-170477**

Dear Mr. Furlong:

We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 10

8. Many of our future current and potential competitors…, page 13

1. Please revise your eighth risk factor on page 13 to clarify why the software programs from which you expect to generate a small percentage of your revenues could "have a material adverse effect on [your] operating performance and financial condition."

Description of Business, page 23

AcroBoo, Inc. Business Plan, page 23

2. The third through fifth sentences of your Business Plan discussion on page 23 appear to be inconsistent with your business plan as otherwise described in your filing. Specifically, we note that the third sentence suggests that AcroBoo has an operating history, the fourth sentence inaccurately suggests that you have an existing infrastructure,

and the fifth sentence refers to providing services that are not otherwise discussed in your filing. Please revise or advise.

The Difference Between Jagged Peak and AcroBoo, page 23

3. Please revise the tense of this discussion on page 23 to remove the implication that AcroBoo has an operating history.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Thomas C. Cook, Esq.
        Via Email tccesq@aol.com